July 31, 2019

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Registration Statement on Form S-1
           Response dated July 9, 2019
           File No. 333-231829

Dear Mr. Erickson:

       We have reviewed your July 9, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2019 letter.

Response letter dated July 9, 2019

Fee table, page i

1. We note your response to prior comment 2 and Exhibit A to your response. Given that it appears that you are seeking to register the resale of common shares, not the exercise of warrants or the conversion of the preferred stock, it is unclear why your reliance on Rule
       457(g) is appropriate. Please clarify or revise as appropriate. Also:
         show us how you calculated the "Proposed Maximum Aggregate Offering Price" and
          "Amount of Registration Fee" for the shares of common stock underlying the interest on the convertible notes; and
 Ronald P. Erickson
Know Labs, Inc.
July 31, 2019
Page 2

             tell us how you determined the number of shares issuable upon exercise of the Series F
             Preferred Warrants, given your disclosure on pages 32-33 regarding the number of warrants issued.
Selling Security Holders, page 30

2. Please expand your response to the second bullet point of prior comment 3 to address the common stock issuable upon exercise of the Series F Preferred
Warrants.
3. Please disclose the substance of your response to the fourth bullet point of prior comment
         3. Also disclose, if true, that all securities offered by an affiliate of a broker-dealer were purchased by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
4. We note your response to the eighth bullet point of prior comment 3. Please ensure that the number of shares registered for sale in the fee table is consistent with the shares listed in "Selling Security Holders." We note in this regard that the "Grand Total" in column (c)
         does not appear to reconcile to the proposed revisions to the fee table.
5. We note from your response to the tenth bullet point of prior comment 3 that the company is not aware of any short positions held by any of the selling stock holders. Please clarify whether that response was based on information obtained from the selling stockholders.
6. Please expand your response to prior comment 3 to provide us your analysis supporting your conclusion regarding why your agreements with Boustead Securities need not be filed as exhibits to your registration statement.
7. From your response to prior comment 3, it appears that you do not intend to use cash to repay the principal and interest under the note. It therefore remains unclear whether in substance the transaction is a primary offering of your common stock. Please expand your response, citing all authority on which you rely, or revise your registration statement as appropriate.
8. Please include in your response to prior comment 3 information regarding prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Include the date of each transaction and the consideration paid, and whether the securities have since been sold by the selling stockholder. Also clearly identify in your
FirstName LastNameRonald P. Erickson registered securities for resale by the selling security response when you have previously
Comapany NameKnow Labs, Inc.
       holders named in this registration statement, including whether and when those securities have been sold.
July 31, 2019 Page 2
FirstName LastName
 Ronald P. Erickson
FirstName LastNameRonald P. Erickson
Know Labs, Inc.
Comapany NameKnow Labs, Inc.
July 31, 2019
Page 3
July 31, 2019 Page 3
FirstName LastName
9. Please disclose (1) the price of your common stock on the dates that the selling security holders acquired the offered common stock or the securities by which they can acquire the offered common stock, and (2) the cash fee paid to the selling security holder. Also:

             clarify how the conversion and exercise price adjustments will be made for events requiring adjustments; and
             in the context of your disclosure regarding the Series D Convertible Preferred
             Stock, disclose the stated value of that preferred stock.
        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russel Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:      Jessica M. Lockett, Esq.